April 24, 2008

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance

Re:	Intelligroup, Inc.
Registration Statement on Form 3
Filed on December 20, 2006
File No. 333-139526

Dear Ms. Jacobs:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), application is hereby made by Intelligroup, Inc., a New Jersey corporation (the "Company"), to withdraw its registration statement on Form S-3 (File No. 333-139526), including all exhibits thereto, (the "Registration Statement"). The Registration Statement, which was initially filed with the Securities and Exchange Commission (the "Commission") by the Company on December 20, 2006, relates to the resale by certain of the Company's stockholders (the "Selling Stockholders") of shares of common stock of the Company held by the Selling Stockholders. Since the Company is not eligible to use Form S-3, the Company has determined not to proceed with the offering described in the Registration Statement, and believes that allowing the withdrawal of the Registration Statement is consistent with public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. The Commission has not declared the Registration Statement effective, and no securities have been sold by the Selling Stockholders pursuant to the Registration Statement.

     The Company respectfully requests that the Commission (i) grant this application for withdrawal of the Registration Statement and (ii) issue an order to be included in the file for the Registration Statement to the effect that the Registration Statement has been withdrawn upon request of the Company, with the Commission consenting thereto. It is the Company's understanding that, in accordance with paragraph (b) of Rule 477 under the Securities Act, the Company's application for withdrawal will be deemed granted at the time of the submission of this application, unless, within fifteen (15) calendar days after the filing of this application, the Commission notifies the Company that this application will not be granted.

     The Company hereby further requests, in accordance with Rule 457(p) of the Securities Act of 1933, that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for further use.

     If you have any questions regarding the foregoing, please do not hesitate to call me at 732-362-2279.

Sincerely,
Intelligroup, Inc.
By: /s/ Alok Bajpai
Alok Bajpai
Chief Financial Officer

cc:	Evan S. Jacobson
SEC - Division of Corporation Finance